[CGG Letterhead]

Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States of America

July 30, 2015

CGG

Form 20-F for the Fiscal Year ended December 31, 2014

Filed April 13, 2015

(File No. 001-14622)

Dear Mr. Skinner

I refer to the Staff’s comment letter dated June 29, 2015 on the above-referenced Annual Report (the “2014 Annual Report”) on Form 20-F of CGG (the “Company”). Set forth below in detail is the Company’s response to the Staff’s comment. For your convenience, the comment is repeated below, prior to the response.

This letter has been prepared in consultation with Linklaters LLP, our U.S. and French legal counsel, and has been reviewed by Ernst & Young et Autres, the Company’s auditors.

Form 20-F for the Fiscal Year ended December 31, 2014

Financial Statements, page 144

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements, page F-1

1.	We note your accountants’ report addresses your financial statements as at December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014. Please amend your filing to also include an accountants’ report for your financial statements as at December 31, 2012, and for the year then ended. See Item 17(a) of Form 20-F for additional guidance:

Response

Ernst & Young et Autres audited our financial statements as at December 31, 2014 and for each of the periods in the two-year period ended December 31, 2014. Our financial statements at and for the year ended December 31, 2012 were audited by Ernst & Young et Autres and Mazars.

We have amended the 2014 Annual Report to include therein the audit report issued by Ernst & Young et Autres and Mazars with respect to the year ended December 2012 that was previously included in our Annual Report for the year ended December 31, 2012 filed with the Commission on April 25, 2013.

*        *        *

On behalf of the Company, the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact me by telephone at +331 64 47 38 58 or by e-mail at stephane-paul.frydman@cgg.com. You may also contact Beatrice Place-Faget by telephone at +331 64 47 45 67 or by e-mail at beatrice.place-faget@cgg.com.

Yours sincerely

/s/ Stéphane-Paul Frydman
Chief Financial Officer

cc:	Kimberly L. Calder, U.S. Securities and Exchange Commission

Donald F Delany, U.S. Securities and Exchange Commission

Beatrice Place-Faget, CGG

Thibauld Paillard, CGG

Pierre Jouanne, Ernst & Young et Autres

Laurent Vitse, Ernst & Young et Autres

Vincent Longuet, Ernst & Young et Autres

Jean-Luc Barlet, Mazars

Luis Roth, Linklaters LLP